October 13, 2017

Dear Shareholder:

Clough Global Dividend and Income Fund (NYSE American: GLV), Clough Global Equity Fund (NYSE American: GLQ) and Clough Global Opportunities Fund (NYSE American: GLO), each a Delaware statutory trust (each a “Fund” and collectively, the “Funds”), each offers to purchase for cash a portion of its outstanding common shares of beneficial interest, no par value per share (the “Common Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together, or separately with respect to each Fund’s offer to purchase its Common Shares, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”). As previously announced, GLV is offering to purchase up to 32.5% of its outstanding Common Shares and each of GLQ and GLO is offering to purchase up to 37.5% of its outstanding Common Shares (which together, or separately with respect to each Fund’s offer to purchase its Common Shares, the “Offer Amount”). The Offer will expire at 5:00 p.m., New York City time, on November 10, 2017, unless extended by a Fund in its sole discretion (the “Expiration Date”).

On the terms and subject to the conditions of the Offer, a Fund will pay a purchase price per share for Common Shares of a Fund properly tendered, and not properly withdrawn, net to you in cash, equal to 98.5% of the net asset value (“NAV”) of the Fund in U.S. dollars as determined by the Fund as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the next day the NAV is calculated after the Expiration Date, provided that the total number of Common Shares tendered does not exceed the Offer Amount. In the event that more Common Shares than the Offer Amount of a Fund are properly tendered, and not withdrawn, prior to the Expiration Date, the Fund will purchase the Offer Amount on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Common Shares). Odd lots will be subject to the same proration as tenders of 100 Common Shares or more. You should carefully consider the economics involved when tendering Common Shares in the event that more Common Shares than the Offer Amount are tendered and not withdrawn, and a Fund purchases the tendered Common Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Common Shares).

The Funds’ Offer and withdrawal rights expire at 5:00 p.m., New York City time, on the Expiration Date. Each Fund’s NAV will be calculated daily and may be obtained on the Funds’ investment adviser’s website at www.cloughglobal.com or by contacting Okapi Partners LLC, the Information Agent for the Offer, prior to 5:00 p.m., New York City time, on the Expiration Date at:

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (888) 785-6668

All Common Shares that the Funds do not accept for purchase because of proration will be returned at each Fund’s expense to the shareholders that tendered such Common Shares or to other persons at your discretion promptly after the Expiration Date.

The Board of Trustees of each Fund has approved the Offer. However, none of the Fund, its Board of Trustees, its investment adviser or its information agent makes any recommendation to you as to whether you should tender or refrain from tendering your Common Shares. You must make your own decision as to whether to tender your Common Shares and, if so, how many Common Shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal. You may contact Okapi Partners LLC, the information agent, if you have questions regarding how to tender your Common Shares, at:

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (888) 785-6668
Monday through Friday, 9am – 7pm New York City Time.

Very truly yours,

Clough Global Dividend and Income Fund
Clough Global Equity Fund
Clough Global Opportunities Fund